velti

FY 2011

Velti

4th Quarter & Fiscal Year 2011

SAFE HARBOR STATEMENT

This presentation contains forward-looking information about the Company's business and financial outlook. Forward-looking information addresses matters that are subject to risks and uncertainties. In addition to the risks associated with developing complex technology, the Company's future results will depend on a variety of factors, including the ability to gain new customers and develop new customers; the ability of the Company to bring new products to market; technological advances and the ability to manage intellectual property rights and manage data rights in a rapidly changing environment; product announcements by the Company's competitors and other competitive factors.

For further discussion of risks and uncertainties relating to the Company, please see the Company's filings with the Securities and Exchange Commission.

WWW.VELTI.COM

Contents

FY 2011

Revenue Growth



FY 2011 vs. FY 2010
($ millions)

+ 63%

FY 2010
$116.3

FY 2011
$189.2

4

Revenue Less 3rd Party Costs Growth



FY 2011 vs. FY 2010
($ millions)

+ 70%

FY 2010
$79.6

FY 2011
$135.3

Adj. EBITDA Growth



FY 2011 vs. FY 2010
($ millions)

+ 95%

FY 2010
$27.2

FY 2011
$53.1

FY 2011 Key metrics



5-Year Growth Summary



Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) "other" income or expense.

Growth: 2011 vs. 2010

FY 2011



Growth Rates
FY 2011 vs. FY 2010

Revenue Composition: Organic vs. Inorganic



FY 2011
Organic Revenue as % Total

Acquisitions:
Mobclix,
MIG, A2W
20%

Organic
80%



FY 2011
Organic Revenue Less 3rd Party Costs as % Total

Acquisitions:
Mobclix,
MIG, A2W
7%

Organic
93%

Organic Growth: Revenue & Revenue less Third Party Costs

FY 2011





- Solid Organic Revenue and Revenue less Third Party Costs growth
- Significant margin improvement year over year

FY 2011 Adjusted EBITDA Margin Improvement



- YoY 63% revenue growth was accompanied by significant Adjusted EBITDA margin improvement

Margin Improvement: Revenue less 3ʳᵈ Party Costs



Margin Improvement %
FY 2011 vs. Q4 2010

- Marketing, 8.1%
- Advertising, 1.5%

Margin improved across both Mobile Advertising and Mobile Marketing activities:
- Mobile Advertising: 14.6% to 16.1%
- Mobile Marketing: 73.8% to 81.9%

(Comparing FY2011 with Q4 2010, the first quarter where Mobclix was consolidated fully, to provide a meaningful comparison)

Geographic Breakdown of Revenue





Note: Results may not add to 100% due to rounding.

Breakdown of Revenue by Revenue Type

FY 2011



FY 2010

11%

23%

66%



FY 2011

7%

19%

73%

■ SaaS ■ License ■ Mngd Svcs

Note: Results may not add to 100% due to rounding.

Customers & Campaigns

FY 2011


FY 2011
4,000
3,000
2,000
1,000
0
1,232
4,114
Customers
Campaigns


Customer Breakdown:
77% Existing / 23% New
23%
77%

Customer Statistics



Revenue per Customer
($ millions)

- In Top-50 Customers: $2.9
- In Top-100 Customers: $1.7
- All Customers: $0.2



Number of Customers with Revenue >$1 million

- 2010: 30
- 2011: 43

Customer Statistics (continued)



YoY Customer Retention
(as % of Revenues)

- Top-20: 96%
- All Customers: 91%



"Same Store" Sales Growth

- 45%

Trade DSO Progression



Days Sales Outstanding on Trade AR

Note: Excludes the impact of Air2Web and MIG acquisitions.

velti

FY 2011

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:				
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011
Software as a service (SaaS) revenue	$ 7,573	$ 13,788	$ 14,987	$ 40,854	$ 77,202	$ 23,279	$ 27,550	$ 25,545	$ 62,650	$ 139,024
License revenue	4,881	5,540	3,883	12,282	26,586	2,791	4,077	10,091	19,746	36,705
Managed Services	3,777	2,601	1,752	4,351	12,481	3,480	2,731	2,552	4,710	13,473
Total revenue	**16,231**	**21,929**	**20,622**	**57,487**	**116,269**	**29,550**	**34,358**	**38,188**	**87,106**	**189,202**
Costs and expenses:										
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901
Datacenter and direct project costs [1]	1,333	1,467	1,570	1,942	6,312	2,951	5,140	4,127	5,734	17,952
General and administrative expenses [1]	5,371	3,909	5,882	7,322	22,484	9,468	14,409	10,260	11,121	45,258
Sales and marketing expenses [1]	4,689	6,263	6,179	5,918	23,049	7,993	11,586	7,785	10,369	37,733
Research and development expenses [1]	1,282	1,701	1,656	3,201	7,840	2,830	3,563	2,814	3,853	13,060
Acquisition related and other charges	-	-	-	5,364	5,364	1,461	6,142	-	2,787	10,390
Depreciation and amortization	2,569	2,684	2,843	4,035	12,131	3,754	4,108	5,788	7,250	20,900
Total costs and expenses	19,268	25,083	23,127	46,360	113,838	39,090	55,665	44,520	59,919	199,194
Income (loss) from operations	**(3,037)**	**(3,154)**	**(2,505)**	**11,127**	**2,431**	**(9,540)**	**(21,307)**	**(6,332)**	**27,187**	**(9,992)**
Interest expense, net	(1,062)	(1,305)	(2,826)	(2,876)	(8,069)	(3,483)	(1,398)	(1,482)	(1,026)	(7,389)
Gain (loss) from foreign currency transactions	(861)	(1,195)	1,004	(674)	(1,726)	378	(2,181)	8,777	(774)	6,200
Other Expense	-	-	-	-	-	(76)	162	(120)	(15)	(49)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(4,960)**	**(5,654)**	**(4,327)**	**7,577**	**(7,364)**	**(12,721)**	**(24,724)**	**843**	**25,372**	**(11,230)**
Income tax (expense) benefit	212	228	(1,110)	(3,101)	(3,771)	(2,237)	(721)	(482)	(368)	(3,808)
Gain or (loss) from equity investments	(499)	(978)	(630)	(2,508)	(4,615)	(965)	320	262	183	(200)
Net income (loss)	**(5,247)**	**(6,404)**	**(6,067)**	**1,968**	**(15,750)**	**(15,923)**	**(25,125)**	**623**	**25,187**	**(15,238)**
Net loss attributable to non-controlling interest	(24)	(17)	(19)	(21)	(81)	(51)	(49)	25	205	130
Net income (loss) attributable to Velti	**$ (5,223)**	**$ (6,387)**	**$ (6,048)**	**$ 1,989**	**$ (15,669)**	**$ (15,872)**	**$ (25,076)**	**$ 598**	**$ 24,982**	**$ (15,368)**
Net income (loss) attributable to Velti per share:										
Basic (and Diluted if Net Loss)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0 05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0 28)
Diluted (Assuming we have net income)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0 05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0 28)
Weighted average number of shares outstanding:										
Basic	37,530	37,704	38,160	38,297	37,933	47,099	53,047	61,595	61,718	55,865
Diluted	37,530	37,704	38,160	39,551	37,933	47,099	53,047	63,926	62,921	55,865
(1) Includes share-based compensation as follows:										
Datacenter and direct project costs	$ 67	$ 107	$ 183	$ 87	$ 443	$ 628	$ 1,751	$ 601	$ 568	$ 3,549
General and administrative expenses	224	498	1,010	880	2,613	3,244	5,632	1,342	1,516	11,735
Sales and marketing expenses	485	678	1,388	(321)	2,231	1,876	4,019	1,127	1,266	8,288
Research and development expenses	149	199	339	299	985	814	1,889	703	650	4,055
Total Share-based compensation	$ 925	$ 1,482	$ 2,920	$ 945	$ 6,272	$ 6,562	$ 13,291	$ 3,773	$ 4,000	$ 27,627

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:				
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011
Adjusted Net Income (Loss) & Adjusted EBITDA Reconciliation										
Net loss before non-controlling interest	$ (5,247)	$ (6,404)	$ (6,067)	$ 1,968	$ (15,750)	$ (15,923)	$ (25,125)	$ 623	$ 25,187	$ (15,238)
Adjustments:										
Foreign exchange (gains) losses	861	1,195	(1,004)	674	1,726	(378)	2,181	(8,777)	774	(6,200)
Non-cash share based compensation	925	1,482	2,920	945	6,272	6,562	13,291	3,773	4,000	27,627
Non-recurring and acquisition-related expenses	-	-	-	6,364	6,364	2,282	6,995	2,404	4,641	16,322
(Gain) Loss from equity method investments	-	-	-	2,776	2,776	1,458	(169)	109	490	1,888
Depreciation and amortization - acquisition related	276	280	295	784	1,635	795	797	795	2,220	4,607
Adjusted net income (loss)	$ (3,185)	$ (3,447)	$ (3,856)	$ 13,511	$ 3,023	$ (5,204)	$ (2,030)	$ (1,073)	$ 37,312	$ 29,005
(Gain) loss from equity method investments - other	499	978	630	(268)	1,839	(493)	(151)	(371)	(673)	(1,688)
Depreciation and amortization - other	2,293	2,404	2,548	3,251	10,496	2,959	3,311	4,993	5,030	16,293
Income tax expense (benefit)	(212)	(228)	1,110	3,101	3,771	2,237	721	482	368	3,808
Interest expense, net	1,062	1,305	2,826	2,876	8,069	1,704	1,398	1,482	1,026	5,610
Other (income) expense	-	-	-	-	-	76	(162)	120	15	49
Adjusted EBITDA	$ 457	$ 1,012	$ 3,258	$ 22,471	$ 27,198	$ 1,279	$ 3,087	$ 5,633	$ 43,078	$ 53,077
Summary Data										
Total revenue	$ 16,231	$ 21,929	$ 20,622	$ 57,487	$ 116,269	$ 29,550	$ 34,358	$ 38,188	$ 87,106	$ 189,202
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901
Total revenue less: third party costs	12,207	12,870	15,625	38,909	79,611	18,917	23,641	24,442	68,301	135,301
% Margin	75%	59%	76%	68%	68%	64%	69%	64%	78%	72%
Pro Forma Operating Expenses [1]										
Datacenter and direct project costs	$ 1,266	$ 1,360	$ 1,387	$ 1,785	$ 5,798	$ 2,390	$ 3,389	$ 3,526	$ 5,166	$ 14,471
General and administrative expenses	5,147	3,411	4,872	6,031	19,461	6,617	7,924	6,514	8,178	29,233
Sales and marketing expenses	4,204	5,585	4,791	5,879	20,459	6,462	7,567	6,658	8,847	29,534
Research and development expenses	1,133	1,502	1,317	2,743	6,695	2,169	1,674	2,111	3,032	8,986
Total	11,750	11,858	12,367	16,438	52,413	17,638	20,554	18,809	25,223	82,224
Adjusted EBITDA Margin	3%	5%	16%	39%	23%	4%	9%	15%	49%	28%

(1) Excludes share-based compensation and non-recurring expenses otherwise allocable to given expense category.

1st Quarter and Fiscal Year 2012 Guidance

FY 2011

	Q1 2012	FY 2012
Revenue	$ 44.0 - $ 48.0 million	$ 280.0 - $ 295.0 million
Adj. EBITDA	$ 3.5 - $ 5.5 million	$ 80.0 - $ 88.0 million